Exhibit 99.1

LETTER TO UNITHOLDERS

OVERVIEW

Since November of last year when we closed our investment in the Prime Infrastructure (“Prime”) recapitalization, we have focused our efforts on integrating these new assets into our operating platforms and developing strategic plans for each of these businesses.  As we begin the second quarter, we are pleased to report that we are more optimistic than ever regarding the growth prospects of Brookfield Infrastructure.  We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time in relation to economic growth and inflation.  Because of economies of scale and location, we are also well-positioned to generate attractive returns by investing in the expansion of our assets as demand for their services increase due to economic recovery and strength of the global commodity market.

While each of our businesses has a strong competitive position, we generate cashflows under a number of different revenue frameworks.  In order to better communicate our results to our unit holders so that they can assess our value, we have re-segmented our operations based upon their underlying economic drivers:

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Our utilities platform is comprised of businesses that either have regulated returns or long-term contracts.  We earn a return on an approved or notionally stipulated asset base which we refer to as RAB.  Our RAB increases in accordance with capital that we invest.  Depending on the jurisdiction, our RAB may also increase by inflation and decrease by depreciation.  Our objective for this segment is to invest capital to expand our systems and to manage our businesses in order to earn an appropriate return on our RAB.  Thus, our performance can be measured by the growth of our RAB, our return on RAB as well as our AFFO yield.

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Our fee for service platform receives an access fee for transportation, storage and handling of energy, freight and bulk commodities.  Fee for service businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets.  Our fee for service platform is expected to benefit from increases in demand for commodities as well as the global movement of goods.  Our objectives for this segment are to augment the throughput of our assets in a capital efficient manner so that we can profitably meet the needs of our customers.  Thus, our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

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Our timber platform consists of high quality timberlands located on the West coast of the U.S. and Canada.  Our timberlands are predominantly comprised of premium species suitable for high value structural and appearance applications.  One of the key attributes of our timber platform is its operating flexibility which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell.  Our objective for our timber platform is to operate in a manner that maximizes our long term return on our capital.  Thus, our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

One of the hallmarks of Brookfield Infrastructure is our ability to leverage our best-in-class operating capability to actively manage assets in order to extract additional value following our initial investment.  Over coming quarters, we will work hard to drive the performance of our operating platforms.  In our supplemental information, we will highlight the key metrics outlined above so that our unitholders can measure our progress.

RESULTS OF OPERATIONS

We are pleased to report very solid results for the first quarter of 2010.  Going forward, our key performance measure will be funds from operations (FFO), which is equivalent to our prior key performance measure, ANOI.  With a full period contribution from our investment in the Prime recapitalization, we recorded FFO of $44.6 million, or $0.42 per unit, compared with $8.8 million, or $0.23 per unit in the prior period, which is an 83% increase on a per unit basis.  This represents an AFFO yield of 7.9%, driven by strong returns on capital in our utilities and fee for service businesses offset by our timber business.  With our quarterly distribution of $0.275 per unit, our payout ratio was 66%, which is comfortably within our targeted range of 60% to 70%.  As we look forward, we continue to target dividend growth of 3% to 7% per annum as a result of the opportunities within our portfolio to grow FFO.

At quarter end, we had $275 million of cash, including our proportionate share of cash within our operations.  Over the next two years, we will primarily use this cash to pay down debt to targeted levels, in conjunction with refinancings at Prime, NGPL, WestNet Rail and IEG.  We will also use this cash to fund the equity portion of growth initiatives.

Utilities Platform

Our utilities platform delivered another solid performance in the first quarter.  We recorded FFO of $27.3 million, which was a substantial increase over the prior year as it was the first full quarter reflecting our recent acquisition. During the quarter, our RAB increased by 3% to $1,940 million, primarily as a result of inflation and other indexation.  Our return on RAB was 10.0% which enabled us to generate an AFFO yield of 13.6%.  DBCT and Transelec accounted for 77% of our utility platform’s FFO, and both businesses generated very strong returns during the quarter.

In February, Chile experienced a devastating earthquake that registered 8.8 on the Richter scale.  We are very fortunate to report that none of Transelec’s employees lost their lives or experienced severe injuries.  During the first quarter, we did not report any negative financial impacts from the earthquake.  For the remainder of the year, we anticipate that our share of Transelec’s earnings will be reduced by $2 to $3 million, due to substation repair costs net of insurance proceeds and lost revenues in the sub-transmission component of our business from reduced end user demand for electricity caused by the earthquake.

As part of its periodic rate review, DBCT recently filed a revised Draft Access Undertaking (DAU) with the Queensland Competition Authority (QCA). The DAU has the full support of all of DBCT’s customers, and it rolls forward the current weighted average cost of capital (WACC) formula, including an equity beta of 1.0.  Based on current market conditions, the DAU would result in a WACC that exceeds DBCT’s existing WACC of 8.9%.  The QCA is currently reviewing the revised DAU and will make a final decision prior to December 31, 2010.  In addition, Transelec, Powerco and Ontario Transmission are undergoing regulatory reviews in 2010 that are at various stages of completion.  While we cannot predict the outcome of these proceedings, we have considerable regulatory diversity, which provides overall stability of cash flows for this business segment.

Fee for Service Platform

Our fee for service platform earned FFO of $26.4 million in the quarter, which was generally consistent with expectations.  Our transportation businesses, WestNet Rail, PD Ports and Euroports, posted solid volume growth primarily as a result of the recovery of the global economy.  NGPL’s performance was somewhat below expectations due to lower system throughput, lower sales of line pack services and a decrease in prices for market sensitive capacity.  In total, the AFFO yield for our fee for services segment was 17.1% for the quarter, driven by strong returns from NGPL and our ports businesses as well as seasonality which positively impacted IEG Distribution’s returns.

In November of 2009, the United States Federal Energy Regulatory Commission (FERC) launched a review of tariffs charged by NGPL.  On April 23, 2010, NGPL advised that a settlement in principle has been reached which is supported or not opposed by all active participants in the proceeding as well as FERC staff. The settlement terms are confidential and require documentation and approval by the Administrative Law Judge and the FERC commissioners before it is final. The terms of the settlement, if approved, would resolve all issues set for hearing by the FERC.

Timber Platform

Our timber platform generated FFO of $1.8 million for the quarter, consistent with the prior year but ahead of our expectations at the beginning of the year.  Our quarterly performance reflected a 12% increase in sales volume compared with the prior year.  Significantly higher sales of lower margin whitewood logs into the Korean market offset a reduction in sales of our high margin Douglas-fir logs as we sought to preserve inventory value.  As a result of this shift in product mix, our EBITDA margin for the quarter was 36% versus 39% in the prior year, after accounting for lower harvesting costs from aggressively bidding our third-party harvesting contracts.  For the quarter, our AFFO yield was 1.2%.

As we look forward, we continue to see signs of improvement in North American markets.  Demand growth from the export market, combined with strong supply-side management, resulted in very low inventories of sawlogs in the Pacific Northwest region.Indicative prices for Douglas-fir increased approximately 32% from second quarter 2009 lows and 11% from the previous quarter price levels.  Additionally, demand for whitewood into the Korean market remained strong, with realized prices, net of transportation, at levels above five-year averages. In emerging markets, demand from China for low grade Douglas-fir logs increased significantly during the quarter causing indicative prices for these logs to rise by approximately 9% over the previous quarter.  Since the end of March, log prices have increased substantially to levels last seen in early 2008.  Although we are not fully convinced of the sustainability of these prices in light of the relatively low level of housing starts, we are extremely encouraged by these developments and expect our timber results to far exceed our expectation from the beginning of the year.

ORGANIC GROWTH INITIATIVES

As the global economy recovers, we are seeing signs of a sustained, increased demand for global commodities driven primarily by China.  To date China has imported commodities mainly for investments in infrastructure and production capacity to support its export growth.  With investment as a percentage of GDP of 40%, China has been investing almost 300% the level of developed countries.   As China continues to grow, its emerging middle class will fuel a new cycle of investment as the country urbanizes and internal consumption increases.  We believe that this dynamic will support increasing demand for commodities such as metallurgical coal, iron ore and wood-related products for quite some time.

Within our utilities and fee for services platforms, we have number of opportunities to deploy capital as a result of this strong demand for commodities.  We are particularly excited aboutprospects for DBCT.  DBCT is one of the world’s largest coal export facilities and is the critical link that provides access to the export market for metallurgical coal from the Bowen Basin, one of the lowest cost sources in the world. Due to global demand for metallurgical coal, the queue to receive coal from DBCT is currently over 25 days. As a result, there is considerable customer demand for us to expand this facility.  As a first step, we are surveying the needs of our customers to properly size the expansion, as feasibility studies will be paid for by our customers.  Any expansion of greater than 5% will require building a facility at an adjacent location with capital expenditures in excess of $2 billion.

We are also very excited about WestNet Rail’s growth potential.  As it connects bulk commodity customers (iron ore, alumina, coal, minerals, grain) to ports along the west coast of Australia, WestNet Rail provides these customers with access to the export market.  With the renewed demand for commodities, several large-scale iron ore mining developments in close proximity to our rail network are progressing rapidly.  In 2010 we will begin evaluating the necessary upgrades to WestNet Rail’s network to increase its throughput in order to accommodate these projects. Based on our preliminary analysis, these upgrade projects may require capital expenditure in excess of $400 million.

We also believe that China’s robust economic growth will provide upside for our timber business.  Historically, China has been a significant importer of low-quality logs from Russia.  With the phase-in by the Russian government of a substantial export tariff on logs, we are seeing a sizeable increase in demand from China for primarily low-grade, Douglas-fir that is used for structural purposes and packaging.  Recently, building codes within China have been modified, allowing much greater use of lumber in building construction.  Due to the cost advantage of using lumber, we believe that this could trigger substantial incremental demand for our high-quality Douglas-fir logs.

POSITIVE OUTLOOK

As we begin the second quarter, the capital markets have normalized.  Although the stock market has risen substantially from the lows of a year ago, valuations are below the peak experienced prior to the credit crisis.  Furthermore, the cost of debt is at very attractive levels due to historically low treasury rates.  Despite increased competition for high quality infrastructure assets, we believe that we can make investments that earn attractive risk-adjusted returns.

One of our main investment strategies is to target infrastructure companies that have significant embedded growth opportunities due to the competitive position of their networks.  Consistent with our existing operations, we are actively pursuing infrastructure businesses that are well-positioned to benefit from demand growth in commodities.  We are fortunate to have a strong presence in a number of the countries, such as Canada, Australia, Brazil, Chile and Peru that are rich in commodities, where many of these types of companies and opportunities reside.

With the pickup in business activity that we are seeing within our operations and a positive investment climate, we are optimistic that we will be able to continue building our business in a manner that increases unit holder value.  As always, we will continue to be disciplined, and we will focus on opportunities in which we can leverage our operating capability to extract additional value.  We look forward to updating you in future quarters as we continue to execute our business plan.

Sincerely,

“signed”

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Group Corp.